SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on June 29, 2018.

By letter dated June 29, 2018 the company reported that it has sold to a non-related third party a fraction of 10,000 hectares of livestock activity of "La Suiza" farm, located in the proximity of Villa Ángela town, Province of Chaco, Argentina, remaining approximately 26,370 hectares of the farm owned by the society.

The total amount of the transaction was set at USD 10 million, of which USD 3.0 million have been already paid. The remaining balance of USD 7.0 million, guaranteed by a mortgage on the property, will be charged in 10 installments of the same amount ending on June 2023, which will accrue an annual interest of 4.5% on the balances.

The accounting gain of the operation amounts to the approximate sum of ARS 245 million, and will be recorded in the company's financial statements of the fourth quarter of fiscal year 2018.

Additionally, on June 25, the company has made effective with the sign of the deed the sale of "La Esmeralda" farm of 9,352 hectares of agricultural livestock in the Department of Nueve de Julio, Province of Santa Fe (Argentina), which was announced to the market on July 21, 2017 with the signing of the sale agreement. The amount of the operation was set at USD 19 million, of which USD 7 million have been already paid. The balance, guaranteed with a mortgage on the property, will be charged in 4 installments of the same amount ending in April 2022, which will accrue an annual interest of 4% on the balances. The accounting gain of ARS 445 million will be recorded in the company’s financial statements of the fourth quarter of fiscal year 2018.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  June 29, 2018